VIRTUAL QE INC



ANNUAL REPORT

11110 W Oakland Park Blvd. Suite
312
Sunrise, FL 33351
_____

(_386)_916__ - _8971____
www.virtualqe.com

This Annual Report is dated April 28tb, 2019.

BUSINESS

Virtual QE creates Video Work Instructions for manufacturing companies with a focus on companies
following ISO Standards such as Automotive, Aerospace, Medical Device, Pharmaceutical and Oil and
Gas. Through our work instruction videos, companies will be able to fill those positions by empowering
everyday people with no specialized training to be able to perform these highly specialized tasks in a
job setting. Our process of making video work instructions is document controlled which allows
companies in the industries mentioned above to use them on the manufacturing line in place of their old
text and picture work instructions.

Previous Offerings

Between __8/13/2018__ and _02/08/2019__, we sold _14,119___ [shares of common stock] in exchange for $_135,880____ per share under Regulation Crowdfunding.


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION


Operating Results – 2019 Compared to 2018

Net revenues have decreased slightly in 2019 due to the CEO working more on generating business for the video work instructions and less in generating business for Quality Engineering consulting than in previous years. The company amended the contracts to require a 50% deposit due before a contract is completed. Video work instructions revenue has increased becoming a larger percentage of revenue in 2019. Virtual QE establish distribution channels with the Manufacturing Execution Partners in Wisconsin, Illnois, Pennsylvania, and Florida who are non profit organizations who help manufacturers in their regions to utilize technology to maintain and grow their business.

Cost of net revenues has decreased as contract labor was reduced as the process to complete a video work instruction has became more efficient.

General & Administrative expenses has increased primarily due to the loan payments on the debts incurred.

Sales and marketing expenses has been reduced as the Manufacturing Partners have proven to develop more business for Virtual QE in a cost effective manner.

Net Income has improved from last year as we have become more efficient in our cost to acquire a customer and in our cost to produce a video work instruction

	2019	2018
Net revenues	$ 149,200	$ 157,589
Costs of net revenues	(102,998)	(289,750)
Gross profit	46,301	(132,161)
Operating Expenses:		
General & administrative	113,869	41,211
Sales & marketing	15,691	23,421
Total Operating Expenses	129,560	64,632
Income from operations	(83,259)	(196,793)
Other Income/(Expense):		
Interest expense	(5,397)	(7,033)
Interest income	-	-
Total Other Income/(Expense)	(5,397)	(7,033)
Provision for income taxes	-	-
Net income	$ (88,656)	$ (203,826)

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $ 537 .

Debt

The Company entered into a 120-month term loan agreement with First Home Bank. The total principal of the note is $150,000, bears interest at a variable rate equal to Wall Street Journal Prime plus 2.5% (initially 7.5%), subject to quarterly adjustment, requires monthly payments of $1,788, and matures in May 2028.

The Company entered into a 52 week term loan agreement with PayPal Loanbuilder. The total principal of the note is $35,000 requires weekly payments of $795.

The Company entered into a line of credit agreement for $30,000 with Kabbage. The total line of credit is $30,000 requires variable payments depending on the amount drawn.

The Company entered into a 120 day term loan agreement with Forward Financing. The total principal of the note is $20,000 requires daily payments of $229.17.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Shawn Findlater, CEO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Shawn Findlater 10609 Lago Welleby Dr. Sunrise, FL 33351	__800,000 shares		___80___%

RELATED PARTY TRANSACTIONS

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

OUR SECURITIES

Our authorized capital stock consists of 1,000,000 shares of common stock, par value $0._001__ per share. As of December 31, 2019, 185,881- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2019.

Virtual QE Inc

By   /s/   _Shawn Findlater signature_

Name: __Shawn Findlater__

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, Shawn Findlater, Principal Executive Officer of Virtual QE Inc, hereby certify that the financial statements of Virtual QE Inc. included in this Report are true and complete in all material respects.

_____

Principal Executive Officer

VIRTUAL QE, INC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 537	$ 26,585
Accounts receivable	$ -	$ 96,146
Total Current Assets	537	122, 731
TOTAL ASSETS	$ 537	$ 122, 731
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 222,452	$ 236,069
Total Current Liabilities	222,452	236,069
Total Liabilities	222,452	236,069
Stockholder's Equity:		
Total Stockholder's Equity	(221,915)	(113,338)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 537	$ 122, 731

VIRTUAL QE, INC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2019 and December 31, 2018

	2019	2018
Net revenues	$ 149,200	$ 157,589
Costs of net revenues	(102,998)	(289,750)
Gross profit	46,301	(132,161)
Operating Expenses:		
General & administrative	113,869	41,211
Sales & marketing	15,691	23,421
Total Operating Expenses	129,560	64,632
Income from operations	(83,259)	(196,793)
Other Income/(Expense):		
Interest expense	(5,397)	(7,033)
Interest income	-	-
Total Other Income/(Expense)	(5,397)	(7,033)
Provision for income taxes	-	-
Net income	$ (88,656)	$ (203,826)

VIRTUAL QE, INC
STATEMENTS OF CHANGES IN STAKEHOLDERS'
EQUITY/(DEFICIT)(UNAUDITED)
For the year ended December 31, 2019 and December 31, 2018

	Total Members' Equity/(Deficit)
Balance at December 31, 2017	$ (15,392)
Contributions	135,880
Distributions	(30,000)
Net income	(203,826)
Balance at December 31, 2018	$ (113,338)
Contributions	25,000
Unrealized Loss	44,921
Distributions	-
Net income	(88,656)
Balance at December 31, 2019	$ (221,915)

VIRTUAL QE, INC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2019 and December 31, 2018

	2019	2018
Cash Flows From Operating Activities		
Net Income	$ (88,656)	$ (203,826)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	-	-
Increase/(Decrease) in accounts payable	13,616	(14,003)
Net Cash Provided By Operating Activities	(75,040)	(217,829)
Cash Flows From Financing Activities		
Contributions	19,000	135,880
Distributions	-	(30,000)
Net Cash Used In Financing Activities	19,000	105,880
Net Change In Cash	19,000	23,608
Cash at Beginning of Period	26,585	2,977
Cash at End of Period	$ 537	$ 26,585
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ (5,397)	$ (7,033)